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Milan

VIA EDGAR AND FEDEX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Jennifer Angelini
Asia Timmons-Pierce
Charles Eastman
Jean Yu

Re:	Rivian Automotive, Inc.
Registration Statement on Form S-1
Filed October 1, 2021
File No. 333-259992

Ladies and Gentlemen:

On behalf of Rivian Automotive, Inc., a Delaware corporation (the “Company”), we are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2021 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, as filed on October 1, 2021 (the “Registration Statement”).

This letter is being submitted together with Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter as well as certain other changes. For your convenience, we are separately providing to you a copy of Amendment No. 1 marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below each of the numbered comments of your Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

October 22, 2021

Registration Statement on Form S-1

Prospectus Summary, page 1

1.	In light of your dual-class capital structure, please revise your disclosure as follows:

•

If true, describe Mr. Scaringe’s ability to control matters requiring shareholder approval (including the election of directors, amendment of governing documents, and approval of major corporate transactions) and disclose the percentage of outstanding shares that he owns to maintain his control;

•	Disclose your controlled company status and indicate whether you intend to utilize any related exemptions to governance rules under exchange listing standards;

•	Disclose that future issuances of Class B common stock may be dilutive to holders of Class A common stock;

•	Describe the resulting impact that mandatory or automatic conversions of Class B common stock will have upon holders of Class A common stock, including dilution; and

•	Include appropriate risk factor disclosure in relation to the foregoing.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement. The percentage of voting power to be held by Mr. Scaringe following the offering, including as a result of his ownership of Class B common stock, will be disclosed on the cover page and in the sections “Risk Factors” and “Principal Stockholders” of the prospectus in a pre-effective amendment to the Registration Statement once the number of shares to be sold in the offering has been determined.

The Company respectfully advises the Staff that, immediately following the offering, neither Mr. Scaringe nor any other individual or group will have the ability to control matters requiring shareholder approval. The Company will not be a “controlled company” within the meaning of Nasdaq listing standards and, as such, the Company will not be eligible to utilize any related exemptions to governance rules under such listing standards. The Company further advises the Staff that, following the offering, the Company does not intend to issue additional shares of Class B common stock, and all outstanding equity awards, including those held by Mr. Scaringe, will be exercisable for shares of Class A common stock, and thus has not included disclosure with respect to the dilutive impact of future issuances of its Class B common stock.

2.

We note your response to our prior comment 4 and reissue it. Please provide support within the prospectus for the statement that you will enter the commercial market “with the world’s first long-range electric step-in van developed for mass production.” If the statement depends on the term “mass production,” please add disclosure to explain its meaning. If an evaluation of third-party manufacturing capacity is relevant (e.g., high-versus low-volume production, single- versus multi-party assembly), please add support or characterize this as management’s belief.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 3, 102 and 125 of the Registration Statement to remove this statement.

October 22, 2021

3.	Please disclose whether any shares that are sold under your directed share program will be subject to a lock-up agreement.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and pages 15, 175 and 203 of the Registration Statement.

4.	Please disclose the number of vehicles delivered to date.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 1 of the Registration Statement.

Risk Factors, page 19

5.

Please revise to include a separate risk factor describing your capital structure, including the different authorized classes of common stock, and explaining the nature of the disparate voting rights, including the number of votes per share to which each class is entitled.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of the Registration Statement.

Forever, page 135

6.

We note your disclosure that the “natural world will become a shareholder in our success.” Please disclose if “Forever” is a separate entity and whether you plan to make additional equity contributions to Forever in the future.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 135 of the Registration Statement.

Legal Proceedings, page 144

7.	Please revise to elaborate on the nature of the allegations in the Tesla lawsuit.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 144 of the Registration Statement.

Experts, page 205

8.

Please provide the disclosures that were agreed upon with our Office of Chief Accountant’s Professional Practice Group pursuant to your consultation surrounding your business relationship with KPMG. Please revise accordingly, or advise us as to why you no longer believe it is required.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 210 of the Registration Statement.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3060 with any questions or comments regarding this correspondence.

October 22, 2021

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese, Esq. of LATHAM & WATKINS LLP

cc:	Robert J. Scaringe, Chief Executive Officer, Rivian Automotive, Inc.

Claire McDonough, Chief Financial Officer, Rivian Automotive, Inc.

Neil Sitron, Esq., General Counsel, Rivian Automotive, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Alison A. Haggerty, Esq., Latham & Watkins LLP

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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